Execution Copy

Standstill Agreement

This Agreement is entered into as of July 10, 2017 (including the exhibits hereto, this “Agreement”), by and among Saba Capital Management, L.P. (“Saba”) and Clough Global Dividend and Income Fund (the “Trust”) (the Trust, together with Saba, the “Parties,” and each individually a “Party”).

WHEREAS, the Trust is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust, as of the close of business on July 10, 2017, has approximately 10,379,906 common shares of beneficial interest outstanding (the “Total Outstanding Common Shares”);

WHEREAS, as of the close of business on July 10, 2017, Saba is the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 1,814,145 common shares of the Trust representing approximately 17.48% of the Total Outstanding Common Shares of the Trust;

WHEREAS, the Trust and Saba believe it is in their mutual interests for the Parties to take the actions reflected below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1.	Tender Offer and Distribution Rate.

1.1.
On the basis of the representations, warranties and agreements set forth herein and subject to the performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)
The Trust shall conduct a tender offer to purchase 32.5% (the “Tender Maximum Amount”) of its Total Outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their common shares at a price equal to 98.5% of the Trust’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next day the NAV is calculated after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next day the NAV is calculated after the day to which the Tender Offer is extended, (ii) the Trust shall purchase common shares properly tendered and not withdrawn on a prorated basis up to the Tender Maximum Amount if greater than the Tender Maximum Amount of common shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Trust for common shares under the Tender Offer shall consist solely of cash, and (iv) if less than the Tender Maximum Amount of common shares have been properly tendered and not withdrawn, then the Trust shall only be obligated to purchase such amount of shares actually tendered. Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Trust pay for any common shares tendered in the Tender Offer prior to November 5, 2017, nor shall the Tender Offer expire before November 5, 2017. The Trust will pay for any common shares tendered in the Tender Offer prior to November 27, 2017.

(b)	The Tender Offer shall not provide for preferential treatment for any shareholders of the Trust.

(c)	The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)
Although the Trust has committed to conduct the Tender Offer under the circumstances set forth above, the Trust will not commence the Tender Offer or accept tenders of the Trust’s common shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Trust’s shares from the NYSE or (B) impair the Trust’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”); (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States; or (iii) the Board of Trustees of the Trust (the “Trust Board”) determines in good faith and upon the written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Trust or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Trust will provide prompt written notice to Saba together with a detailed written analysis stating the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Trust will commence the Tender Offer as soon as practicable and no later than 20 days after the termination of such delaying event.

(e)	The Trust shall not issue any common shares or any securities exchangeable or convertible into common shares prior to the payment of the Tender Offer proceeds.

1.2.
Beginning August, 2017, through July, 2019, the Trust will pay monthly distributions (subject to the limitations below), which shall be declared by the Trust Board in an amount stated as a percentage of the Trust’s average monthly NAV for the month preceding the distribution as determined herein. The Trust will calculate the average NAV from the previous month by taking the simple average of the NAV of the Trust based on the number of business days in that month on which the NAV is calculated. The amount of the distribution will be calculated as 10% of the previous month’s average NAV, divided by twelve (12). Such distribution shall be paid monthly unless (i) the Trust Board determines in good faith that the declaration or payment of such distribution would constitute a breach of its fiduciary duty owed to the Trust or its shareholders, or (ii) the declaration or payment of such distribution would violate the 1940 Act or the Delaware Statutory Trust Act or would impair the Trust’s status as a regulated investment company under the Code. Each such distribution may be sourced from income, return of capital and/or capital gain, to the extent permitted by the 1940 Act and the rules and regulations thereunder. Nothing herein shall prevent the Trust from paying a larger dividend or distribution if approved by the Trust Board.

1.3.
Beginning August, 2019, through July, 2021, the Trust will pay monthly distributions, which shall be declared by the Trust Board in an amount not less than the average distribution rate of a peer group of closed-end registered investment companies selected by the Trust Board in its reasonable judgment (the “Peer Group”). The average distribution rate of the Peer Group shall be calculated based on the simple average of each regular monthly distribution paid by the Peer Group during the previous three (3) calendar months prior to the calendar month in which materials are mailed to the Trust Board for the meeting at which it is scheduled to declare distributions. Any distribution by the Peer Group of a special, in-kind, tax related, or other one-time distribution shall be disregarded in making such calculation. No monthly distribution shall be made if (i) the Trust Board determines in good faith that the declaration or payment of such distribution would constitute a breach of its fiduciary duty owed to the Trust or its shareholders, or (ii) the declaration or payment of such distribution would violate the 1940 Act or the Delaware Statutory Trust Act or would impair the Trust’s status as a regulated investment company under the Code. Each such distribution may be sourced from income, return of capital and/or capital gain, to the extent permitted by the 1940 Act and the rules and regulations thereunder. Nothing herein shall prevent the Trust from paying a larger dividend or distribution if approved by the Trust Board.

1.4.
Saba covenants and agrees to tender, or caused to be tendered, 100% of the common shares of the Trust of which it is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer. For the avoidance of doubt, and without limiting the generality of the foregoing, Saba covenants and agrees to tender, or caused to be tendered, all common shares of the Trust owned, controlled or held by Saba and its principals (including, without limitation, Boaz R. Weinstein), general partners (including, without limitation, Saba Capital Management GP, LLC), managing members, affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall include (without limitation) any account or pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) (all such persons, collectively, the “Saba Entities”) as of the closing of the Tender Offer. The Saba Entities, together with the directors, officers and employees of Saba, are collectively referred to herein as the “Saba Affiliates”.

1.5.
Saba covenants and agrees that during the Standstill Period (as defined below) it will not, and it will not permit any of the Saba Affiliates to, directly or indirectly, (i) nominate or recommend for nomination any individual for election as a trustee at any annual or special meeting of shareholders of the Trust held during the Standstill Period, (ii) stand for election as a trustee of the Trust, (iii) submit any proposal for consideration at, or bring any other business before, any annual or special meetings of shareholders of the Trust held during the Standstill Period, (iv) initiate, encourage or participate in the solicitation of proxies or exempt solicitation, including under Rule 14a-2(b)(1) under the Exchange Act with respect to any annual or special meeting of shareholders of the Trust held during the Standstill Period or (v) publicly or privately encourage or support any other person to take any of the actions described in this Section 1.5.

1.6.
Saba covenants and agrees that, in connection with the 2017 Annual Meeting of Shareholders of the Trust, concurrent with the execution of this Agreement, it will withdraw or cause to be withdrawn (i) its slate of nominees to serve as trustees of the Trust; and (ii) the proposals made by Saba Capital Series LLC Series 1 seeking a shareholder vote regarding the classified board structure of the Trust.

Section 2.	Additional Agreements.

2.1.
Saba covenants and agrees that during the period from the date of this Agreement through July 10, 2021, or until such earlier time as the restrictions in this Section 2.1 terminate as provided in Section 4 of this Agreement (the “Standstill Period”) it will not, and will cause the Saba Affiliates and it and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Trust Board, take any of the actions set forth below:

(a)
effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or participate in or act to or take action with respect to (other than as specifically contemplated by this Agreement):

(i)
any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Trust (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)
knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Trust Board’s recommendation) with respect to the Trust;

(iii)
any (i) tender or exchange offer for securities of the Trust (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered by the Trust to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the Trust, or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Trust (it being understood that the foregoing shall not restrict any person from tendering common shares, receiving payment for common shares or otherwise participating in any such transaction on the same basis as other shareholders of the Trust or from participating in any such transaction that has been approved by the Trust Board, subject to the terms of this Agreement);

(iv)	engage, directly or indirectly, in any short sale that includes, relates to or derives more than 5% of its value from a decline in the market price or value of the securities issued by the Trust;

(b)	form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the existing group) with respect to the securities of the Trust;

(c)
deposit any securities of the Trust in any voting trust or subject any securities of the Trust to any arrangement or agreement with respect to the voting of the securities of the Trust, including, without limitation, lend any securities of the Trust to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Trust, other than any such voting trust, arrangement or agreement solely among the members of Saba and the Saba Entities;

(d)	seek or encourage, alone or in concert with others, any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of trustees with respect to the Trust;

(e)	seek or encourage, alone or in concert with others, the removal or resignation of any member of the Trust Board;

(f)
make any proposal for consideration by the shareholders of the Trust at any annual or special meeting of shareholders of the Trust or take any action (other than to vote in accordance with Section 2.1 and Section 2.2) with respect to any shareholder proposal submitted prior to the date of this Agreement;

(g)	conduct a referendum of shareholders of the Trust, or make a request for a shareholder list or other books and records of the Trust;

(h)	seek, alone or in concert with others, representation on the Board of the Trust;

(i)	seek to control or influence the management, Board or policies of the Trust;

(j)
institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Trust or any of its current or former trustees or officers (including derivative actions); provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Trust against Saba, or (C) responding to or complying with a validly initiated legal process;

(k)
make any public statement or proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Trust Board, (ii) any change in the capitalization or distribution policy of the Trust, (iii) any other material change in the Trust’s management, business, policies or trust structure, or (iv) any waiver, amendment or modification to the Agreement and Declaration of Trust or By-Laws of the Trust;

(l)	publicly or privately disclose any intention, plan or arrangement inconsistent with the foregoing;

(m)
except as specifically contemplated by this Agreement, enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; or

(n)
publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Trust or Saba, request that the Trust, the Trust Board or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or for the Trust Board to specifically invite Saba or any of the Saba Affiliates to take any of the actions prohibited by this Section 2.1.

For the avoidance of doubt, during the Standstill Period, Saba and its affiliated persons may communicate privately with (a) any third party and (b) the Trust’s trustees, officers, investment adviser and any sub-adviser, but in each case only so long as (i) such private communications are not intended to and would not reasonably be expected to require any public disclosure thereof and (ii) such private communications do not violate the terms of this Agreement.

2.2.	Saba covenants and agrees that during the Standstill Period and provided that it (or any of the Saba Entities) owns or controls shares, it will, and will cause the Saba Entities to:

(a)
cause all shares it and the Saba Entities beneficially own as of the record date for such meeting to be counted as present for purposes of a quorum at any annual or special meeting of shareholders of the Trust; and

(b)
vote or cause to be voted at any annual or special meeting of shareholders of the Trust all of the shares it and the Saba Entities beneficially own as of the record date for such meeting (i) in favor of any proposal with respect to which the Trust Board recommends a vote in favor of such proposal (except to the extent that the approval of such proposal would be materially adverse to Saba’s funds’ investment in the Trust, if effectuated, as is reasonably determined by Saba) and (ii) against any proposal with respect to which the Trust Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Trust Board; provided, however, that notwithstanding anything herein to the contrary, Saba will, and will cause the Saba Entities to, vote as recommended by the Trust Board regarding any (A) person nominated by the Trust Board to serve as a trustee of the Trust; (B) proposal relating to the following actions taken by the Trust: a merger, reorganization, consolidation, business combination or acquisition or disposition of assets of the Trust, provided that such transaction is accomplished on the basis of the relative net asset values of the entities involved in the transactions; restructuring; recapitalization; amendments to the Agreement and Declaration of Trust of the Trust, tender offer; liquidation; dissolution; open-ending; change in investment policy or strategy (including, without limitation, any change in fundamental investment policies or restrictions), provided that such change in investment policy or strategy is not inconsistent with the investment strategies currently utilized by Clough Capital Partners L.P.; issuance of additional securities (whether common, preferred or debt securities), including any senior securities (unless any such securities are issued at a price below current net asset value); and the Trust’s diversification status; provided, in each case, that such action does not take effect until after the Trust has made payment for the common shares tendered in the Tender Offer as required by Section 1.1 hereof; and (C) shareholder proposal; and provided further, however, that notwithstanding anything herein to the contrary, shares of the Trust held by Saba Closed-End Funds ETF, and any closed-end investment company managed by Saba, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the 1940 Act if required by applicable law.

For the avoidance of doubt, if Saba or any of the Saba Entities lend any common shares of the Trust to any third party (in compliance with the restrictions in Section 2.1), Saba (or the Saba Entities, as applicable) shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Trust so that Saba shall have full voting rights with respect to all such loaned shares. In no event shall Saba or any Saba Entity enter into any agreement with the intent of disposing, or resulting in the disposition of, its rights to vote any of the common shares of the Trust in circumvention of the requirements of this Section 2.2; provided, however, that a final sale of shares of the Trust (not coupled with any repurchase agreement or similar reacquisition agreement) shall not be considered a prohibited sale of voting rights in contravention of this Section 2.2.

2.3.
Upon request of the Trust during the Standstill Period, Saba will notify the Trust of the number of common shares beneficially owned by it and the Saba Affiliates up to one (1) time per each fiscal quarter of the Trust.

2.4.
Saba covenants and agrees that during the Standstill Period it will not, and will cause the Saba Affiliates and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing by the Trust, acquire any common shares of the Trust or take any action, directly or indirectly, including by means of any Derivative Securities (as defined below), which would cause Saba and/or the Saba Entities to beneficially own common shares of the Trust in excess of the Ownership Limit immediately following such acquisition or action (except to the extent such common shares are issued by the Trust to all existing shareholders), whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act ), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise.

For the purposes of this Agreement:

(i)
the term “Derivative Securities” means, with respect to any person, any rights, options or other securities convertible into or exchangeable for securities, bank debt or other obligations or any obligations measured by the price or value of any securities, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;

(ii)
the term “Ownership Limit” means, at any time prior to the completion of the Tender Offer, 1,814,145 common shares of the Trust, and at any time following the completion of the Tender Offer means the lesser of (x) 1,814,145 common shares or (y) the sum of (A) 1% of the number of common shares of the Trust outstanding immediately following the completion of the Tender Offer and (B) the number of outstanding common shares of the Trust beneficially owned by Saba and the Saba Entities immediately following the completion of the Tender Offer (such amount to be confirmed in writing by Saba, together with a written affirmation by Saba that it has tendered 100% of its and each Saba Entity’s then-owned common shares of the Trust in the Tender Offer).

2.5.	Saba represents and warrants as follows:

(a)	It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)	This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.

(d)
Saba beneficially owns, directly or indirectly, and has the sole power to vote all the common shares of the Trust as described in the recitals to this Agreement, and its ownership of common shares of the Trust has at all times complied with applicable provisions of the 1940 Act.

(e)
As of the date hereof, neither Saba nor any of the Saba Affiliates is a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the common shares of the Trust.

2.6.	The Trust represents and warrants as follows:

(a)	The Trust has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)	This Agreement has been duly and validly authorized, executed and delivered by the Trust and it is enforceable against the Trust in accordance with its terms.

(c)
The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to the Trust.

Section 3.	Press Releases; Public Statements; Trust Merger.

3.1.
Saba and the Trust agree that, no later than two (2) business days following the execution of this Agreement, the Trust will issue a press release announcing (i) (A) the entrance into and terms of this Agreement, (B) the determination of the Trust Board to commence the Tender Offer and (C) the managed distribution program and (ii) Saba’s withdrawal of its slate of nominees to serve as trustees of the Trust and the proposal made by Saba Capital Series LLC Series 1 seeking a shareholder vote regarding the classified board structure of the Trust, subject to the other conditions set forth herein, in substantially the form attached as Exhibit A hereto (the “Trust Press Release”), and no Party shall make any statement inconsistent with the Trust Press Release during the Standstill Period. Saba shall not issue a press release in connection with this Agreement, the annual meeting of shareholders of the Trust for 2017 or the actions contemplated hereby without the prior written consent of the Trust. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose as a result of the discretionary act(s) of such Party), and (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) Saba and its affiliated persons from communicating with its investors and prospective investors; provided that such communication is otherwise consistent with this Agreement and the Trust Press Release. Saba shall promptly prepare and file an amendment to its Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) reporting its entry into this Agreement (which will not contain any statement inconsistent with the Trust Press Release) and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Trust.

3.2.
Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Trust may not effect a merger, reorganization or any of the other similar actions contemplated in Section 2.2(b)(ii)(B) with another registered investment company for which Clough Capital Partners L.P. serves as investment adviser (whether or not the Trust is the surviving company) at any time before the payment of the Tender Offer proceeds. The Parties acknowledge and agree that the Trust may merge or reorganize with another registered investment company for which Clough Capital Partners L.P. serves as investment adviser (whether or not the Trust is the surviving company) at any time after the payment of the Tender Offer proceeds. The Trust will ensure that the company surviving any such merger, reorganization or any of the other actions contemplated in Section 2.2(b)(ii)(B) with the Trust effects it in a manner that preserves the benefits of this Agreement.

Section 4.	Termination.

4.1.
Notwithstanding anything herein to the contrary, if the Trust fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders on or before December 31, 2017 this Agreement shall terminate and be of no further force or effect.

4.2.
If the Trust fails to complete the monthly distributions at a rate of 10% (as set forth in Section 1.2) for 24 consecutive months (unless such failure is cured by the Trust by making the appropriate catch up distribution within 3 months of such failed distribution), this Agreement shall terminate and be of no further force or effect upon notice by Saba to the Trust specifying it is terminating the Agreement pursuant to Section 4.2; provided that Saba has continuously owned at least one percent (1%) of the then Total Outstanding Common Shares (and provided proof of ownership thereof).

4.3.	This Agreement remains in full force and effect until the earliest of:

(a)	the expiration of the Standstill Period;

(b)	a termination of this Agreement pursuant to Section 4.1 or Section 4.2; and

(c)	such other date established by mutual written agreement of the Trust and Saba.

4.4.	Section 6 survives the termination of this Agreement. No termination pursuant to this Section 4 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5.	No Disparagement.

5.1.
During the Standstill Period, each Party hereto shall refrain, and shall cause its respective principals, directors, partners, general partners, members, officers, employees, affiliated persons and representatives to refrain, from directly or indirectly making disparaging remarks, comments or statements (including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons) about, or taking any action reasonably likely to damage the reputation of, the other Party, or its respective members, (current or former) directors or trustees, officers, employees or affiliated persons (which, for the avoidance of doubt, with respect to (i) the Trust, shall include Clough Capital Partners L.P. and its directors, partners, officers, employees and affiliated persons), or any members of the Trust Board and (ii) Saba, shall include all employees, partners, members, and directors of Saba and all investment funds advised or sub-advised by Saba, now or in the future, including, but not limited to their respective directors, partners, officers and affiliated persons (collectively, the “Saba Funds”)). Clough Capital Partners L.P. and the Saba Funds shall each be considered an express third-party beneficiary of this Agreement with the power and authority to enforce this Section 5.1. In each case, such disparaging remarks, comments or statements include, but are not limited to, those that impugn the character, honesty, integrity, morality, business acumen or abilities of the individual or entity being disparaged. The foregoing shall not apply to any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

Section 6.	Miscellaneous.

6.1.
Remedies. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2.
Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of Delaware for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF SABA AND THE TRUST WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) IN ANY WAY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

6.3.
Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4.	Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5.
Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email or facsimile, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Trust, to:

Clough Global Dividend and Income Fund
c/o Clough Capital Partners L.P.
One Post Office Square, 40th Floor
Boston, MA 02109
Attention: Mimi Gross, Esq.
Facsimile: (617) 790-1546
mgross@cloughcapital.com

with copies to (which copies shall not constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
Attention: Jay Spinola, Esq. and Rose DiMartino, Esq.
Fax: (212) 728-8111
Emails:	jspinola@willkie.com rdimartino@willkie.com

If to Saba:

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D’Angelo, Esq.
Email: Michael.D'Angelo@sabacapital.com

with a copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
Attention: Eleazer Klein, Esq.
Email: Eleazer.Klein@srz.com

6.6.
Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7.	Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof.

6.8.
Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by and against, as applicable, the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

6.9.
Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.10.
No Reliance. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

6.11.
Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

CLOUGH GLOBAL DIVIDEND AND INCOME FUND

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Muqu Karim
Name:	Muqu Karim
Title:	Chief Operating Officer

Exhibit A

[Trust Press Release]

PRESS RELEASE
July 10, 2017

Clough Global Dividend and Income Fund (NYSE MKT: GLV)
Clough Global Equity Fund (NYSE MKT: GLQ)
Clough Global Opportunities Fund (NYSE MKT: GLO)

1290 Broadway, Suite 1100
Denver, CO 80203
Contact: Fund Services Group at 877-256-8445

CLOUGH CLOSED-END FUNDS REACH AGREEMENT WITH SABA;
ANNOUNCE DISCOUNT MANAGEMENT PROGRAMS, INCLUDING
TENDER OFFER AND MANAGED DISTRIBUTION

Denver, Colorado—The Boards of Trustees (each, a “Board”) of Clough Global Dividend and Income Fund (GLV), Clough Global Equity Fund (GLQ) and Clough Global Opportunities Fund (GLO) (each, a “Fund” and collectively, the “Funds”) announced today that each Board has approved a discount management program, which includes a tender offer for the Funds and a managed distribution of 10%, as further described below.

Tender Offers

The Boards of Trustees of the Funds have approved cash tender offers for up to 37.5% of each of GLQ’s and GLO’s respective outstanding common shares of beneficial interest and up to 32.5% of GLV’s outstanding common shares of beneficial interest (with respect to each Fund, the “Shares”) at a price per Share equal to 98.5% of each Fund’s respective net asset value (“NAV”) per Share as of the business day immediately following the expiration date of the tender offers. The Funds will repurchase Shares tendered and accepted in the tender offers in exchange for cash.

The respective Board of Trustees of each Fund believes the tender offer could benefit participating shareholders by providing liquidity at a price per Share that is higher than the market price of the Shares. The Boards of Trustees believe the tender offers could also benefit the Funds and their long-term shareholders because the tender offers would be conducted at a price per Share that would be accretive to NAV.

Managed Distribution

The Funds will also commence a four year managed distribution program. Beginning in August, 2017, and continuing through July, 2019 (the “Initial Managed Distribution Period”), each Fund will pay monthly distributions (subject to certain limitations) in an annualized amount of not less than 10% of the respective Fund’s average monthly NAV. Each Fund will calculate the average NAV from the previous month by taking the simple average of the NAV of the Fund based on the number of business days in that month on which the NAV is calculated. The amount of the monthly distribution will be calculated as 10% of the previous month’s average NAV, divided by twelve.

Following the Initial Managed Distribution Period, the Board of each Fund will review the current distribution amount in light of the current distribution rate of peer funds selected by the Board and will seek to pay a monthly distribution in an amount not less than the average monthly distribution rate of the peer group for an additional two year period.

Robert Butler, Chairman of the Boards, said “We are very pleased to be implementing a discount management program that will provide our shareholders with liquidity but more importantly, with the 4-year commitment to a managed distribution program, we believe we are positioning the Funds for the future as attractive vehicles for investors who seek regular and predictable distributions.”

Withdrawal of Saba Candidates and Proposals

Saba Capital Management, L.P. (collectively with certain of its affiliates, “Saba”) announced that, in connection with the Funds and their respective Boards agreeing to take the actions set forth in the respective Standstill Agreements discussed below, it has withdrawn its slate of nominees to serve as trustees of each Fund. It has also withdrawn the proposals for GLV and GLO seeking a shareholder vote regarding the classified board structure of the Funds.

Standstill Agreements

The commencement of the tender offers and managed distribution program is pursuant to separate agreements (the “Standstill Agreements”) between each Fund and Saba. Subject to the terms of the Standstill Agreements and in consideration for the tender offers, managed distribution plan and other factors set forth in the Standstill Agreements, Saba has agreed, subject to the terms of the Standstill Agreements, to (1) tender all Shares of the Funds owned by it in the tender offers, (2) be bound by certain “standstill” covenants through July 10, 2021 and (3) vote its remaining Shares on all proposals submitted to shareholders in accordance with the recommendation of management through July 10, 2021. Additionally, each Fund has agreed to a four year managed distribution program as described above. The Funds have been advised that Saba will file a copy of each Fund’s Standstill Agreement with the U.S. Securities and Exchange Commission as an exhibit to its Schedule 13D.

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The Funds have not commenced the tender offers described in this release or declared any dividend or distribution. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about each tender offer, including its commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. Each tender offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other documents, to be filed with the SEC. Shareholders of the Funds should read the Offer to Purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the applicable tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.

Additional Information

About Clough Global Equity Fund
The Fund is a closed-end fund utilizing the Adviser’s research-driven, thematic process, with an investment objective of providing a high level of total return. Having a global, flexible mandate and exploiting the Firm’s research offices in Boston, the Fund will invest at least 80% in equity and equity-related securities in both U.S. and non-U.S. markets, and the remainder in fixed income securities, including corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Equity Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Opportunities Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. The Fund seeks to achieve this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt. Utilizing the Adviser’s global research capabilities, with offices in Boston, the Clough Global Opportunities Fund will invest in both U.S. and non-U.S. markets. More information on the Clough Global Opportunities Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Global Dividend and Income Fund
The Fund is a closed-end fund with an investment objective of providing a high level of total return. With analysts in Boston, the Clough Global Dividend and Income Fund seeks to pursue this objective by applying a fundamental research-driven investment process and will invest in equity and equity-related securities as well as fixed income securities, including both corporate and sovereign debt, in both U.S. and non-U.S. markets. More information on the Clough Global Dividend and Income Fund, including the Fund’s dividend reinvestment plan, can be found at www.cloughglobal.com or call 877-256-8445.

About Clough Capital Partners L.P.
Clough Capital is a Boston-based investment advisory firm which manages approximately $2.7 billion in assets: $1.1 billion in hedge fund and institutional accounts; $78 million in open-end mutual funds; and $1.5 billion in three closed-end funds (as of May 31, 2017) – Clough Global Dividend and Income Fund (GLV), Clough Global Equity (GLQ), and the Clough Global Opportunities Fund (GLO). The firm uses a global and theme-based approach and invests in securities on a global basis.

An investor should consider investment objectives, risks, charges and expenses carefully before investing. To obtain a prospectus, annual report or semi-annual report which contains this and other information visit www.cloughglobal.com or call 877-256-8445. Read them carefully before investing.

Each Fund is a closed-end fund and closed-end funds do not normally continuously issue shares for sale as open-end mutual funds do. Since the initial public offering, each Fund now trades in the secondary market. Investors wishing to buy or sell shares need to place orders through an intermediary or broker. The share price of a closed-end fund is based on the market's value.

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Forward-looking statements are based on information that is available on the date hereof, and neither the fund manager nor any other person affiliated with the fund manager has any duty to update any forward-looking statements. Important factors that could affect actual results to differ from these statements include, among other factors, material, negative changes to the asset class and the actual composition of the portfolio.

ALPS Portfolio Solutions Distributor, Inc. FINRA Member.